                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             ---------------------


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No.6)*
                                             -

                            United Stationers Inc.
                            ----------------------
                               (Name of Issuer)

                         Common Stock, $.10 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  913004-10-7
                   -----------------------------------------
                                (CUSIP Number)

                                 HW Associates
                              c/o Joel D. Spungin
                              2200 East Golf Road
                             Des Plaines, IL 60016
                                (312) 699-5000
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 1995
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [_]

Check the following box if a fee is being paid with the statement. [_] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The purpose of the amendment number 6 to Schedule 13D is to show conformed signatures on page 17.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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     CUSIP NO. 913004-10-7                                Page 17 of 18 Pages

     EXHIBIT F - Agreement of Partnership for HW Associates dated as of September 14, 1983.

     EXHIBIT F-1 - Amendment No. 1 to Agreement of Partnerhsip for HW Associates dated as of December 31, 1983.

     EXHIBIT G - Agreement relating to the filing of joint statements pursuant to Rule 13(d)-1(f)(1)(iii).

     EXHIBIT G-1 - Agreement relating to the filing of joint statement pursuant to Rule 13d-1(f)(1)(iii).

     EXHIBIT H - Information as to the shares of Common Stock beneficially owned by each partner in HW Associates.

     EXHIBIT I - Copy of Power of Attorney appointing Joel D. Spungin attorney-in-fact for the Reporting Persons, which has been incorporated herein by reference.

     EXHIBIT K - Information as to the shares of Common Stock beneficially owned by each partner in HW Associates.

     EXHIBIT L - Contribution Agreement dated May 5, 1989 among the selling stockholders.

     EXHIBIT M - Agreement of Termination



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 10, 1995

                              HW ASSOCIATES


                              By:   /s/ Joel D. Spungin
                                 ----------------------------------------------
                                    Joel D. Spungin, a Managing Agent

                                    /s/ Joel D. Spungin
                              --------------------------------------------------
                              Joel D. Spungin, Individually and as attorney-in-fact as noted below

                              Attorney-in-fact for Joan Fishman*

                              Attorney-in-fact for Melvin L. Hecktman*

                              Attorney-in-fact for Jerold A. Hecktman*

                              Attorney-in-fact for Barbara Mills*

                              Attorney-in-fact for Barbara Wolf**